

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 29 2012

SEC FILE NUMBER
8- 67902

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2011__ AND ENDING __12/31/2011__

       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Paramax Securities, LLC

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

333 International Drive, Suite A

           (No. and Street)

Williamsville	NY	14221
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Russell D'Alba   (716)626-1200

                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael F Cronin, CPA

       (Name – *if individual, state last, first, middle name*)

c/o 687 Lee Road, Ste 210	Rochester	NY	14606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ☒ Certified Public Accountant

 ☐ Public Accountant

 ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, __Russell D'Alba_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Paramax Securities LLC_____ , as

of __December 31_____ , 20_11____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

WALTER S. HADALA, III
Notary Public, State of New York
Reg. #01HA6129487
Qualified in Erie County
My Commission Expires June 27, 20 _13_

Walter S. Hadala III
Notary Public

_____
Signature

Russell D'Alba, President
_____
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PARAMAX SECURITIES, LLC
FINANCIAL STATEMENTS & SUPPLEMENTAL INFORMATION
DECEMBER 31, 2011

TABLE OF CONTENTS

REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

Michael F. Cronin
Certified Public Accountant

Paramax Corporation – single member
Paramax Securities, LLC
Williamsville, New York

I have audited the accompanying statement of financial condition of Paramax Securities, LLC as of December 31, 2011 and 2010 and the related statements of operations, member's equity and cash flows for the years then ended. The financial statements are the responsibility of management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audits in accordance with the standards of the Public Company Accounting Oversight Board *(United States)*. Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor was I engaged to perform, an audit of its internal control over financial reporting. My audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, I express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Paramax Securities, LLC as of December 31, 2011 and 2010 and the results of its operations, its cash flows and changes in member's equity for then years then ended in conformity with accounting principles generally accepted in the United States.

February 17, 2012

/s/ Michael F. Cronin

Michael F. Cronin
Certified Public Accountant
NY, FL
Rochester, New York

Paramax Securities, LLC
Statement of Financial Condition

	December 31, 2011	December 31, 2010
Assets		
Current assets		
Cash	$10,617	$73,745
Receivable from clients	13,168	219,550
Prepaid expenses	0	0
Total current assets	23,785	293,295
Total Assets	$23,785	$293,295
Liabilities and Member's Equity		
Current liabilities:		
Securities sold under agreements to repurchase	$0	$0
Payable to broker-dealers and clearing organizations	0	0
Payable to customers	0	0
Securities sold not yet purchased at market value	0	
Accounts payable-trade	0	0
Current portion of long term debt	0	0
Total current liabilities	0	0
Member's Equity:		
Contributed capital & retained surpluses	23,785	293,295
Total Liabilities & Member's Equity	$23,785	$293,295

See Summary of Significant Accounting Policies and Notes to Financial Statements.

Paramax Securities, LLC
Statement of Operations
Years Ended December 31,

	2011	2010
Revenues:		
Commissions	$1,684,561	$621,472
Interest and dividends	41	16
Total Revenues	1,684,602	621,488
Other		
Costs & Expenses:		
Communication and data processing	4,838	3,892
Occupancy	2,832	5,100
Professional fees	577,163	211,664
Taxes, licenses and registration fees	4,959	1,809
Other administrative expenses	1,153	1,392
Total Costs & Expenses	590,945	223,857
Income from continuing operations before income taxes	1,093,658	397,631
Income taxes	0	0
Net Income	$1,093,658	$397,631

See Summary of Significant Accounting Policies and Notes to Financial Statements.

Paramax Securities, LLC
Statement of Cash Flows
Years Ended December 31,

	2011	2010
Cash flows from operating activities:		
Net Income	$1,093,658	$397,630
Adjustments required to reconcile net loss		
to cash used in operating activities:		
(Increase) decrease in receivables	206,383	(219,550)
(Increase) decrease in current assets	0	2,790
Cash used by operating activities:	1,300,040	180,870
	-	-
Cash flows from financing activities:		
Capital contributions	0	16,000
Distributions to members	(1,363,168)	(140,000)
Cash generated by financing activities	(1,363,168)	(124,000)
Change in cash	(63,128)	56,870
Cash-beginning of period	73,745	16,875
Cash-end of period	$10,617	$73,745

See Summary of Significant Accounting Policies and Notes to Financial Statements.

Paramax Securities, LLC
Statement of Member's Equity
For the Years Ended December 31,

	Class I		
	Shares	*Amount*	Total
Balance at December 31, 2009	100	19,665	19,665
Contributions		16,000	16,000
Distributions		(140,000)	(140,000)
Net Income December 31, 2010		397,630	397,630
Balance at December 31, 2010	100	293,295	293,295
Contributions		(0)	(0)
Distributions		(1,363,168)	(1,363,168)
Net Income December 31, 2011		1,093,658	1,093,658
Balance at December 31, 2011	100	23,785	23,785

See Summary of Significant Accounting Policies and Notes to Financial Statements.

PARAMAX SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2011 and 2010

1. Description of business and summary of significant accounting policies

Description of business: Paramax Securities, LLC ("Paramax", "We" or the "Company"), a New York Limited Liability Corporation organized in 2007, is a financial services organization. Paramax conducts its securities brokerage business through their offices in Williamsville, New York.

We provide investment banking, merger, acquisition and advisory services to micro, small and mid-cap companies, are registered with the Securities and Exchange Commission ("SEC"), and are members of the Financial Industry Regulatory Authority ("FINRA") (formerly the National Association of Securities Dealers). We do not carry securities accounts for customers or perform custodial functions relating to customer securities.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents: The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. The fair value of the Company's cash and cash equivalents approximates carrying value, which, due to the relatively short maturities and variable interest rates of the instruments, approximates current market rates.

Concentrations of credit risk: Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of investments and accounts receivable. The Company places its cash and investments with quality financial institutions and, by policy, limits the amount of investment exposure to any one financial institution. The Company has not experienced any losses to date on its invested cash and investments.

We maintain cash deposits with major banks, which may from time to time exceed federally insured limits. We periodically assess the financial condition of the institutions and believe that the risk of any loss is minimal.

A concentration of credit risk may exist with respect to trade receivables. Accounts receivable are reported net of an allowance for doubtful accounts. We perform ongoing credit evaluations of customers and generally do not require collateral. We review accounts receivable on a regular basis to determine if any such amounts may be potentially uncollectible. We include any balances that are determined to be uncollectible, along with the general reserve, in the overall allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Historically, we have not experienced significant losses related to receivables from individual customers or groups of customers in any particular industry or geographic area. In addition, we have a limited number of customers that exposes us to concentrations in the volume of business transacted. A summary of concentrations in sales and receivables for the year ended and at December 31, 2011 is as follows:

	Customer		
	A	B	C
Sales	33%	63%	2%
Receivables	0%	0%	100%

7

We do not have financial instruments with off-balance sheet risk.

Fair Value of Financial Instrument: FASB ASC 825, "*Financial Instruments*," requires entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized on the balance sheet, for which it is practicable to estimate fair value. FASB ASC 825 defines fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. At December 31, 2011 and 2010, the carrying value of certain financial instruments (accounts receivable, accounts payable) approximates fair value due to the short-term nature of the instruments or interest rates, which are comparable with current rates.

Fair Value Measurements: FASB ASC 820 defines fair value and establishes a framework for measuring fair value and establishes a fair value hierarchy which prioritizes the inputs to the inputs to the valuation techniques. Fair value is the price that would be received to sell an asset or amount paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Fair Value Hierarchy

FASB ASC 820 specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs), or reflect the Company's own assumptions of market participant valuation (unobservable inputs). In accordance with FASB ASC 820, these two types of inputs have created the following fair value hierarchy:

- Level 1 – Quoted prices in active markets that are unadjusted and accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Quoted prices for identical assets and liabilities in markets that are not active, quoted prices for similar assets and liabilities in active markets or financial instruments for which significant inputs are observable, either directly or indirectly.
- Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

FASB ASC 820 requires the use of observable market data if such data is available without undue cost and effort.

Measurement of Fair Value

The Company measures fair value as an exit price using the procedures described below for all assets and liabilities measured at fair value. When available, the Company uses unadjusted quoted market prices to measure fair value and classifies such items within Level 1. If quoted market prices are not available, fair value is based upon internally developed models that use, where possible, current market-based or independently-sourced market parameters such as interest rates and currency rates. Items valued using internally generated models are classified according to the lowest level input or value driver that is significant to the valuation. Thus, an item may be classified in Level 3 even though there may be inputs that are readily observable. If quoted market prices are not available, the valuation model used generally depends on the specific asset or liability being valued. The determination of fair value considers various factors including interest rate yield curves and time value underlying the financial instruments.

Revenue recognition: Investment banking revenues are fees earned from providing ongoing financial advisory services. Such fees are billed monthly as the services are performed. Success fees are recognized at the time the underwriting is completed (usually on the settlement date) and the income is reasonably determinable.

Income Taxes: We have elected to be treated as a partnership for federal tax purposes. All income the Company generates will flow through to its member and be reported on its individual tax returns. Accordingly, the Company incurs no income taxes and has made no provision for income tax expense in the financial statements. Our federal and state income tax returns are open for fiscal years ending on or after December 31, 2007. We are not under examination by any jurisdiction for any tax year. At December 31, 2011 we had no material unrecognized tax benefits and no adjustments to liabilities or operations were required under FASB ASC 740-10.

Reclassifications: Certain reclassifications have been made to 2010 financial statements to conform to the 2011 financial statement presentation.

Subsequent Events: Subsequent events have been evaluated up to and including the date at which the financial statements were available-February 17, 2012. There are no subsequent events to be reported.

Relevant Recent Accounting Pronouncements

In January 2010, the FASB issued an amendment to ASC 820, Fair Value Measurements and Disclosure, to require reporting entities to separately disclose the amounts and business rationale for significant transfers in and out of Level 1 and Level 2 fair value measurements and separately present information regarding purchase, sale, issuance, and settlement of Level 3 fair value measures on a gross basis. This standard, for which the Company is currently assessing the impact, is effective for interim and annual reporting periods beginning after December 15, 2009 with the exception of disclosures regarding the purchase, sale, issuance, and settlement of Level 3 fair value measures which are effective for fiscal years beginning after December 15, 2010.

2. Commitments

Commitments:

Facilities: Paramax's operations are conducted at our corporate offices located in New York. We rent the facility under a one year "Office and Administrative Services Agreement" with our sole member. In addition to rent, the agreement also provides for ongoing administrative support services such as bookkeeping, clerical assistance and the use of office equipment. The agreement automatically renews at each anniversary date unless terminated by written notice. We paid $30,867 and $29,880 under this agreement in 2011 and 2010, respectively. In addition to payments made under the services agreement in 2011 we also paid $574,488 to our sole member for consulting and support services.

3. Net capital requirements

Paramax, as a registered broker-dealer, is subject to the SEC's Uniform Net Capital Rule 15c3-1 that requires the maintenance of minimum net capital. At December 31, 2011, the Company had net capital of approximately $10,617 which exceeded its requirement by approximately $4,617. No material differences exist between the computation of net capital and required net capital of Paramax reported on by the independent auditor and Paramax's original unaudited filing of part II or part IIA of the December 31, 2011 FOCUS report on form X-17A-5.

A computation for the determination of reserve requirements and information relating to possession or control of securities as specified by rule 15c3-3 and rule 17a-5(d)(3) were both omitted and are not required as the Company operates pursuant to the exemptive provisions of SEC Rule 15c3-3(k)(2)(i). The Company does not hold customer funds or securities.

REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM
ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES
AND EXCHANGE COMMISSION

Michael F. Cronin
Certified Public Accountant

Paramax Corporation – single member
Paramax Securities, LLC
Williamsville, New York

I have audited the accompanying financial statements of Paramax Securities, LLC as of December 31, 2011 and have issued my report thereon dated February 23, 2012. My audit was conducted for the purposes of forming an opinion on the basic financial statements taken as a whole. The information contained in schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

A computation for the determination of reserve requirements and information relating to possession or control of securities as specified by rule 15c3-3 and rule 17a-5(d)(3) were both omitted and are not required as the Company operates pursuant to the exemptive provisions of SEC Rule 15c3-3(k)(2)(i). The Company does not hold customer funds or securities.

February 17, 2012

/s/ Michael F. Cronin

Michael F. Cronin
Certified Public Accountant
NY, FL
Rochester, New York

Schedule I
Paramax Securities, LLC
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2011

COMPUTATION DATE:		**12/31/2011**
Net Capital Requirement, the Greater of:		$5,000
1/8 of Aggregate Indebtedness	$0	
Minimum Dollar Requirement	$5,000	
Net Capital		$10,617
Excess (Deficiency) Net Capital:		$5,617
Aggregate Indebtedness:		$0
Excess Net Capital @ 1,000% (Net Capital, less 10% Aggregate Indebtedness)		$10,617
Ratio of Aggregate Indebtedness to Net Capital:		0%
Ratio of Subordinated Indebtedness to Debt/Equity Total:		N/A
120% of Required Net Capital		$6,000
Net Capital in Excess of 120% of Required Net Capital		$4,617

Total Assets		$23,785
Less: Total Liabilities		$0
Net Worth		$23,785
Deductions from and/or charges to Net Worth:		
Receivables from customers	$13,168	
Prepaid Expense	$0	
Total Deductions from Net Worth		$13,168
Net Capital before haircuts on securities positions		$10,617
Haircuts on securities:		
Certificates of Deposit and Commercial Paper	$0	
U.S. and Canadian government obligations	$0	
State and municipal government and obligations	$0	
Corporate obligations	$0	
Stock and warrants	$0	
Options	$0	
Arbitrage	$0	
Other Securities	$0	

Other Positions	$0
Undue Concentration	$0
Total haircuts of securities		$0

Net Capital $10,617

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2011 as filed by Paramax Securities, LLC on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Michael F. Cronin
Certified Public Accountant

Paramax Corporation – single member
Paramax Securities, LLC
Williamsville, New York

In planning and performing our audit of the financial statements of Paramax Securities, LLC (the Company), as of and for the years ended December 31, 2011 in accordance with auditing standard generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion of the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because of the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures to referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements

13

on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish that objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, I believe that the Company's practices and procedures, as described in the second paragraphs of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 17, 2012

/s/ Michael F. Cronin

Michael F. Cronin
Certified Public Accountant
NY, FL
Rochester, New York

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Michael F. Cronin
Certified Public Accountant
Rochester, New York

Paramax Corporation – single member
Paramax Securities, LLC
Williamsville, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Paramax Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC solely to assist you and the other specified parties in evaluating Paramax Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Paramax Securities, LLC's management is responsible for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you. This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 17, 2012

/s/ Michael F. Cronin

Michael F. Cronin
Certified Public Accountant
NY, FL



SIPC-7

(31-REV 5/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended ___December 31___, 20 __11__

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(31-REV 5/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
067902     FINRA     DEC
Paramax Securities LLC
333 International Dr STE A
Williamsville NY 14221-5726
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Daniel E. LeGaye   281-367-2454

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)]

   $ _____4,211.41_____

   B. Less payment made with SIPC-6 filed (exclude interest)

   (_____4,092.94_____)

   07/25/2011
   _____
   Date Paid

   C. Less prior overpayment applied

   (_____150.00_____)

   D. Assessment balance due or (overpayment)

   _____

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

   _____

   F. Total assessment balance and interest due (or overpayment carried forward)

   $___(31.53)___

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above)

   $_____

   H. Overpayment carried forward

   $(_____31.53_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Paramax Securities LLC
_____
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the _____ day of _____, 20 _____.

Designated Principal
_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning __1/1__, 20_11_
and ending __12/1__, 20_11_
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)

$ 1,684,561

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions

0

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

        Enter the greater of line (i) or (ii)

        Total deductions

0

2d. SIPC Net Operating Revenues

$ 1,684,561

2e. General Assessment @ .0025

$ 4,211.41

(to page 1 but not less than $150 minimum)

2